

BEAZER HOMES

2001 Annual Report

BUSINESS DESCRIPTION

Beazer Homes USA, Inc. is one of the ten largest homebuilders in the country. Our operations are geographically diversified in 14 states in the Southeast, West, Mid-Atlantic and in Texas. Our market strategy focuses on building quality homes targeted to entry-level and first-time move-up homebuyers. We measure our financial performance using "Value Created," a variation of economic value added that measures the extent to which we beat our cost of capital. Founded in 1985, we are headquartered in Atlanta, Georgia, and have been listed on the New York Stock Exchange since 1994 under the symbol "BZH."



Contents

WELCOME
NEWS

RECORD SALES IN 2001

EARNINGS
GROW
62%

UNIT BACKLOG
RISES 36%
OVER LAST YEAR

GROSS
MARGIN
UP 220
BASIS POINTS

MORE NEWS...



MORE NEWS TO SHARE



2

BEAZER BENEFITS FROM HOUSING DYNAMICS

HOUSEHOLD GROWTH
EXCEEDS
EXPECTATIONS

Households need homes. And, it turns out, there are even more new households in the United States than previously thought, which translates into continued strong housing demand. Recent U.S. Census data reveals that the number of households in our country grew to more than 105 million during the last decade, a 14.7% increase. With demographic and further cultural factors continuing to create more American households, "Housing production in the coming decade should rival—if not exceed—1990s levels," according to a 2001 report on national housing by the Joint Center for Housing Studies at Harvard University.**Why? Read on.**



more
HOUSING TRENDS
NEWS TO SHARE

DEMOGRAPHICS FUEL DEMAND

Two booming population trends will continue to push the growth of new households. The first is immigration. Over 10 million immigrants arrived in the United States in the past 10 years and 75 million more are expected by 2050. There's also the next "boom" generation. As described by the *Wall Street Journal*, "...the so-called echo boomer generation of Americans, now mostly in their teens, will soon enter the housing market. That generation is gigantic, by some estimates even larger than the baby boom." Beyond these demographic trends, there are cultural factors—single mothers, divorcees and other people who live alone, all of whom are adding to the household count and thereby increasing housing demand. Indeed, for the first time one-person households outnumber married couples with children. According to the 2000 Census, that's 27 million Americans living by themselves.





**HOUSING DEMAND
EXCEEDS SUPPLY**

The strong housing demand of the past decade has coincided with historically low levels of housing supply. U.S. Census statistics show that the number of months' supply of unsold homes, a key indicator of housing demand, is at its lowest point in nearly 40 years. Census data also revealed that the vacancy rate for owner-occupied homes has fallen 19% since 1990, despite the addition of 16 million homes and apartments during the same period. In addition to strong demand, supply constraints have been and will continue to be impacted by an ever-tightening land market.

**LARGE PUBLIC BUILDERS
GAIN SHARE**

With these dramatic supply and demand dynamics unfolding, the largest homebuilding companies are poised to gain an even greater share of the market. The nation's ten largest builders already have doubled their share of new home sales over the past decade, accounting for nearly 20% today. With larger land holdings, more advanced technology and ample capital from the public markets, these companies are better positioned than smaller players to capitalize on market trends in the historically fragmented homebuilding industry.

And...

MORE
NEWS
YOU CAN
BUILD ON



BEAZER IS A HOMEBUILDING LEADER

FOCUSED ON THE STRONG
FIRST-TIME
HOMEBUYER MARKET

The demographic factors driving housing demand favor the affordable, entry-level segment of the market, which has always been Beazer's core strength. As studies show, minorities will account for about two-thirds of household growth over the next ten years. A new supply of affordable housing will be critical to meet the needs of these newly formed households. One study also notes, "As the oldest of the echo boomers reach young adulthood, they will drive up demand for apartment homes and starter homes." Simply put: Beazer's market position is where more of the market is headed. Just one of the reasons Beazer is at the forefront of the industry.

OTHER REASONS?
TURN THE PAGE.



more
INDUSTRY LEADERSHIP
NEWS YOU CAN BUILD ON

WIRED THROUGHOUT THE COMPANY TECHNOLOGY FUELS A *CLICKS AND STICKS* STRATEGY

With over 55% of Beazer's homebuyers now using the Internet as part of their purchasing process, Beazer's award-winning website, beazer.com, is the most visible example of the Company's technological foresight. But what truly makes Beazer an industry leader is the integration of technology in every phase of our business—from market research through planning, sales and marketing, construction, closing and warranty. Beazer seizes every top-and-bottom-line opportunity to capitalize on innovation. The benefits? Enhanced sales velocity through an innovative, guided selling tool within beazer.com that was developed by Online Insight, Inc. to help consumers prioritize buying preferences and match their preferences to Beazer communities and homes. Expanding margins through construction scheduling efficiency with MH2 technology linked to our network of systems. And stronger customer service—such as MyBeazerHome.com, the personalized website for Beazer homeowners that helps build a customer-for-life relationship. Now that is wired.





BEAZER KEEPS ITS PROMISE
  STRATEGIC PLANS REAP BIG BENEFITS
  IN 2001 AND BEYOND

Credibility is an inherent part of leadership. And there's no better measure of credibility than stating a goal and meeting it. Or, in this case, beating it. Beazer first met its goal of doubling earnings per share by 1999, five years after becoming a public company. Next goal? Do it again by 2004. The promise made in 1999 to earn $9.00 per share by 2004 is well ahead of schedule. It should be met during 2002 based on earnings per share of $8.18 in fiscal 2001 and backlog up 36% at September 30, 2001. This accelerated performance reflects the success of our technological commitment, tight cost controls, innovative sales initiatives and, most important, creating value for our customers by providing the right homes in the right markets. Promise made. Promise kept. That's leadership.



DEAR SHAREHOLDERS

We are pleased to report welcome news during these uncertain times:

- **Record financial and operational results that beat expectations.**

- **New initiatives that advanced our strategic position.**

- **Market conditions that favor our products.**

- **A set of demographic trends that present even more opportunity for Beazer in the years ahead.**

Beazer's welcome news starts on the bottom line. Earnings per share in fiscal 2001 soared 62% to $8.18 due to strong sales and expanding margins. Gross margin (before interest) increased 220 basis points to 20.0% as a result of higher gross margins on home sales due to improved efficiencies and controlled costs. Revenues rose 18% to $1.8 billion, driven by strong demand in the first-time homebuyer market. Over the past year, we closed 9,059 homes—an all-time high and over 15% more than last year. More importantly, we wrote a record 10,039 new orders for homes, a 22% increase over last year. This has produced a backlog of 3,977 homes at September 30, 2001, up 36% from last year, representing $776 million in sales volume, again a record high, giving us excellent momentum into fiscal 2002.

In addition to our outstanding operating performance, we further strengthened our financial position in fiscal 2001. With EBITDA (earnings before interest, taxes, depreciation and amortization) increasing 57% to $166 million, our interest coverage ratio rose to 4.6 times, while debt-to-total capitalization at year-end was a conservative 53%. These ratios not only reflect strong operating fundamentals, but also a stronger capital structure. During the year, we extended the average maturity of our debt from five years to eight years, while still lowering our average interest rate. In July, we were pleased to see Moody's Investors Service acknowledge Beazer's strong capital structure with its second ratings upgrade—from a Ba3 to a Ba2—in two years. Standard & Poor's also raised our outlook from stable to positive in August.

As you've read on the preceding pages, Beazer's success begins with the most basic of economic principles—supply and demand. Our ability to increase pricing over the past year has been primarily a function of extremely low inventory levels—generally less than one unsold finished home per community at Beazer. This tight supply, however, extends beyond Beazer to the entire housing market. Nationally, available housing inventory is at its lowest level in 40 years due to tighter land restrictions, less speculative building and greater than expected demand through much of the past decade. The shortage is especially pronounced in the affordable, entry-level market.

Yet, this is where future demand will be greatest. Many of the more than ten million immigrants who arrived in the United States during the 1990s are now ready to become homeowners. The 75 million echo boomers will become homebuyers within the next decade. And, many of the new households formed over the next decade will be singles or married couples without children. For all of these potential buyers, affordability and value will be the primary criteria. Accordingly, we are expanding our focus on this segment of the market. In short, we are building the right product to meet the greatest demand.

BEAZER'S SUCCESS begins with the most basic of economic principles— **supply** and **demand.**



Left Brian C. Beazer
Chairman of the Board

Right Ian J. McCarthy
President and Chief Executive Officer


The Wekiva
Orlando, Florida

The right product, however, is only part of the equation. The right markets are equally as important. As we've shared with you in the past, we are spread throughout the South and the West, regions that continue to boast the strongest economic growth in the country. We emphasize the word "spread" because our geographic diversification in these regions is a key strength. With operations currently in 14 states, no single state represents over 20% of our total closings. Our recent acquisition in Colorado will further diversify our business.


The Venetian
Dallas, Texas

Denver is the eighth largest homebuilding market in the country. Our August acquisition of Sanford Homes, the third largest private builder in the area, enabled us to fulfill a longtime goal to enter this market. Sanford is a 40-year-old company that has historically served the move-up market in metro-Denver. Sanford brings to Beazer a strong management team, as well as a four-year supply of land in a very constrained land market. Beazer brings to Sanford the necessary capital and expertise to expand into the entry-level market, as well as technological benefits and ancillary profit vehicles, such as design centers and mortgage services. We believe that Sanford can be as successful an acquisition as Trafalgar House in the Mid-Atlantic region was for us in 1999. This is now one of the fastest growing regions of Beazer, having increased revenues 41% since 1999.


The Rosewood
Santa Clarita, California

RIGHT PRODUCT, RIGHT MARKETS, RIGHT TECHNOLOGY, RIGHT CULTURE


The Stratton
Denver, Colorado

Favorable supply and demand dynamics. The right product in the right markets. These conditions certainly set the stage for a successful business, but translating them into true earnings growth is dependent upon sound execution. We remain strong believers in the power of technology to reinvent the homebuilding process. Over the past year, we've continued to develop many of our e-commerce initiatives. Our flagship, the beazer.com website, receives over 200,000 unique visits per month resulting in 5,000 direct customer contacts via e-mail per month, and has proven to be an invaluable marketing tool. Once prospects become buyers, they now receive a customized website—MyBeazerHome.com—to manage and monitor virtually every phase of the home purchasing process, such as financing, design, construction, closing and moving.

Innovative technology is not reserved for the marketing side of the business. We're also deploying it on the building side, where it is an increasingly important project and cost management tool. With WorkWithBeazer.com, we have integrated MH2 Technologies' online scheduling and job management tool for our builders, suppliers and contractors which provides continuously updated access to scheduling and purchasing information. With a successful rollout in several divisions complete, we are now extending this tool to the remainder of our markets throughout the country.



The Douglas
Bordentown, New Jersey



The Estancia
Phoenix, Arizona



The Coton at Landsdowne
Leesburg, Virginia



The Calvert II
Laurel, Maryland



The Geneva
Houston, Texas



The Grandale
Jacksonville, Florida



The Danbury
Nashville, Tennessee



The Huntington
Atlanta, Georgia



The Richmond
Charlotte, North Carolina

At Beazer, we enjoy and encourage an innovative culture. Our motivation, however, is not simply to create a more progressive way to do business, but to find new ways to significantly drive bottom-line profitability. Beazer design centers are a perfect example. These centers, which allow buyers to personalize their homes through the selection of options and upgrades, produce significantly higher margins than the core building business. In 2001, upgrades and options averaged approximately $14,600 per home. Similar ancillary businesses, such as mortgage origination services and title insurance, offer high-margin growth for Beazer, while also diversifying our revenue base.

As we pointed out at the start of this letter, we're very pleased this year to report an abundance of welcome news. And, we have every confidence that the news can get even better based on Beazer's fundamentals, as well as the dramatically improved fundamentals of the homebuilding industry compared to a decade ago. This confidence is further boosted by our sizeable year-end backlog.

At the same time, we are aware that the positive results we have been reporting at Beazer run contrary to much of the tragic and unsettling news in our world. The events of September 11th and their aftermath have created an environment of uncertainty. Beazer responded to this crisis by making a $1.0 million contribution to relief efforts. Additionally, employee contributions to relief efforts were matched 100% by the Company.

We regard the current environment as one in which our financial strength and prudent management style will help us outperform. We ended fiscal 2001 in an extremely strong financial position, with a conservative level of debt relative to total capitalization (53%), low levels of unsold inventory (less than one unsold finished home per community), high interest coverage (4.6 times EBITDA to interest incurred) and the highest year-end backlog in our history (3,977 homes, up 36%). This puts us in an excellent position to manage through the current period of economic uncertainty. We intend to maintain our strong financial position and, ultimately, use this period as an opportunity to expand our market share, through further prudent acquisitions and share gains in our existing markets.

Longer term, the same strong industry trends that have supported the growth of housing will continue to dominate—dramatic population growth accompanied by constraints on housing supply, particularly through the land market. These trends are especially pronounced in the first-time buyer segment of the market, the very segment on which we focus. We strongly believe that housing is the right business to be in over the next decade.

Finally, we want to acknowledge the great team that is responsible for producing so much of our welcome news—the nearly 1,900 Beazer employees whose efforts enable thousands of Americans to realize the dream of home ownership. Their talents and dedication are evident not only in the homes they build, but also in the results they produce for you. On behalf of the entire Beazer team, thank you for your continuing support.

Sincerely,



Brian C. Beazer
Chairman of the Board

Ian J. McCarthy
President and Chief Executive Officer

December 10, 2001



The Victoria II
Ft. Myers, Florida



The Overture
Roseville, California



The Ridge
Raleigh, North Carolina



The Marbella
Las Vegas, Nevada



The Beaufort
Charleston, South Carolina

Selected Financial Data
Beazer Homes USA, Inc.

Year ended September 30,	2001	2000	1999	1998	1997
	(dollars in thousands, except per share amounts)				
Statement of Operations Data:					
Total revenue	**$1,805,177**	**$1,527,865**	**$1,394,074**	**$977,409**	**$852,110**
Operating income	122,229	75,623	61,800	36,916	17,656(i)
Net income	74,876(ii)	43,606	36,934	23,201	11,189(i)
Net income per common share:					
Basic	9.19(ii)	5.28	4.59	3.27	1.18(i)
Diluted	**8.18(ii)**	**5.05**	**4.15**	**2.66**	**1.15(i)**
Balance Sheet Data (end of year):					
Cash	$ 41,678	$ —	$ —	$ 67,608	$ 1,267
Inventory	844,737	629,663	532,559	405,095	361,945
Total assets	995,289	696,228	594,568	525,591	399,595
Total debt	395,238	252,349	215,000	215,000	145,000
Stockholders' equity	**351,195**	**270,538**	**234,662**	**199,224**	**179,286**
Supplemental Financial Data:					
Cash provided by/(used in):					
Operating activities	$ (29,415)	$ (18,726)	$ 34,080	$ 27,149	$(20,467)
Investing activities	(72,835)	(11,805)	(98,004)	(23,741)	(9,445)
Financing activities	143,928	30,531	(3,684)	62,933	18,237
EBIT(iii)	157,185(ii)	99,189	86,013	56,525	33,051(i)
EBITDA(iii)	**166,438(ii)**	**106,041**	**91,521**	**59,794**	**35,272(i)**
Interest incurred	35,825	30,897	26,874	21,259	16,159
EBIT/interest incurred	4.39x	3.21x	3.20x	2.66x	2.05x
EBITDA/interest incurred	4.65x	3.43x	3.41x	2.81x	2.18x
Financial Statistics(iv):					
Total debt as a percentage of total debt and stockholders' equity	53.0%	48.3%	47.8%	51.9%	44.7%
Asset turnover	2.13x	2.37x	2.49x	2.11x	2.25x
EBIT margin	8.7%	6.5%	6.2%	5.8%	3.9%
Return on average assets	18.6%	15.4%	15.4%	12.2%	8.7%
Return on average capital	**24.8%**	**20.4%**	**19.9%**	**15.3%**	**10.7%**
Return on average equity	24.1%	17.3%	17.0%	12.3%	6.3%

(i) Fiscal 1997 results include the effect of a $6,326 writedown to inventory in Nevada.

(ii) Fiscal 2001 results include the effect of a $733 (net of taxes) extraordinary loss on the early extinguishment of debt. Excluding this extraordinary loss, net income and diluted net income per share for fiscal 2001 are $75,609 and $8.26, respectively.

(iii) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; (b) income taxes; and (c) extraordinary item. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBIT and EBITDA are not intended to represent cash flows for the period nor have they been presented as an alternative to net income as an indicator of operating performance. EBITDA is a non-GAAP measure and may not be comparable to similarly titled measures reported by other companies.

(iv) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholders' equity); Return on average equity = (net income divided by average stockholders' equity).

FINANCIAL INFORMATION

**Management's Responsibility for Financial
Reporting and System of Internal Controls
Beazer Homes USA, Inc.**

FINANCIAL STATEMENTS

The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 44 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

SYSTEM OF INTERNAL CONTROLS

The Company maintains a system of internal controls over financial recording and reporting which is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded in accordance with the Company's policies and procedures and which ultimately will result in the preparation of reliable financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system has inherent limitations—including the possibility of the overriding of controls—and therefore can provide only reasonable, not absolute, assurance with respect to financial statement preparation.

The Company has assessed its internal control system as of September 30, 2001, in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commissions. Based on this assessment, the Company believes that, as of September 30, 2001, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.



Ian J. McCarthy
President and Chief Executive Officer

David S. Weiss
Executive Vice President and Chief Financial Officer

Michael Rand
Vice President and Controller

Operations Review/Management's Discussion and Analysis
Beazer Homes USA, Inc.

GENERAL

Homebuilding: We design, sell and build single-family homes in the following regions and states:

Southeast	Florida, Georgia, North Carolina, South Carolina, Tennessee
West	Arizona, California, Colorado, Nevada
Central	Texas
Mid-Atlantic	Maryland, New Jersey, Pennsylvania, Virginia

We intend, subject to market conditions, to expand in our current markets and to consider entering new markets either through expansion from existing markets or through acquisitions of established regional homebuilders. We seek to be one of the five largest builders in each of the markets that we serve.

Most of our homes are designed to appeal to entry-level and first-time move-up homebuyers, and are generally offered for sale in advance of their construction. Once a sales contract has been signed, we classify the transaction as a "new order" and include the home in "backlog." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. We do not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

Ancillary Businesses: We have established several businesses to support our core homebuilding operations. We operate design centers in the majority of our markets. Through design centers, homebuyers can choose non-structural upgrades and options for their new home. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corporation ("BMC"). BMC originates, processes and brokers mortgages to third-party investors. BMC does not retain or service the mortgages that it brokers. We also provide title services to our homebuyers in many of our markets and have an insurance agency to provide homeowners and other insurance to our homebuyers. We will continue to evaluate opportunities to provide other ancillary services to our homebuyers.

Value Created: We evaluate our financial performance and the financial performance of our operations using *Value Created*, a variation of economic profit or economic value added. *Value Created* measures the extent to which we exceed our cost of capital. It is calculated as earnings before interest and taxes (EBIT), less a charge for all of the capital employed multiplied by our estimate of our minimum weighted average cost of capital (currently 14%). Most of our employees receive incentive compensation based upon a combination of *Value Created* and the change in *Value Created* during the year. For key managers, a portion of the incentive is put in a bank. This portion is always at risk and may be paid out over three years. We believe that our *Value Created* system encourages managers to act like owners, rewards profitable growth and focuses attention on long-term loyalty and performance.

The following tables present certain operating and financial data for the years discussed:

Year ended September 30,	2001		2000		1999
	Amount	% Change	Amount	% Change	Amount
Number of new orders, net of cancellations(1):					
Southeast Region:					
Georgia	410	64.7%	249	27.7%	195
North Carolina	999	25.3	797	(14.0)	927
South Carolina	498	(4.0)	519	3.0	504
Tennessee	779	91.4	407	(10.0)	452
Florida	1,084	17.8	920	(4.5)	963
Total Southeast	3,770	30.4	2,892	(4.9)	3,041
West Region:					
Arizona	1,175	6.9	1,099	(9.0)	1,208
California	1,767	(4.8)	1,857	43.1	1,298
Colorado	177	n/a	—	—	—
Nevada	691	58.1	437	10.9	394
Total West	3,810	12.3	3,393	17.0	2,900
Central Region:					
Texas	1,022	47.1	695	43.3	485
Mid-Atlantic Region:					
Maryland	385	18.1	326	7.6	303
New Jersey/Pennsylvania	330	48.6	222	16.2	191
Virginia	722	3.1	700	13.8	615
Total Mid-Atlantic	1,437	15.1	1,248	12.5	1,109
Total	10,039	22.0%	8,228	9.2%	7,535
Backlog at end of year:					
Southeast Region:					
Georgia	120	3.4%	116	93.3%	60
North Carolina	189	23.5	153	(39.5)	253
South Carolina	119	11.2	107	(39.5)	177
Tennessee	275	157.0	107	(10.8)	120
Florida	537	37.0	392	0.8	389
Total Southeast	1,240	41.7	875	(12.4)	999
West Region:					
Arizona	532	39.6	381	(17.5)	462
California	553	(5.6)	586	185.9	205
Colorado	195	n/a	—	—	—
Nevada	326	79.1	182	52.9	119
Total West	1,606	39.8	1,149	46.2	786
Central Region:					
Texas	384	48.3	259	25.7	206
Mid-Atlantic Region:					
Maryland	175	36.7	128	(16.9)	154
New Jersey/Pennsylvania	136	23.6	110	1.9	108
Virginia	436	6.9	408	33.8	305
Total Mid-Atlantic	747	15.6	646	13.9	567
Total	3,977	35.8%	2,929	14.5%	2,558

(1) New orders for 2001 and 1999 do not include 68 and 555 homes in backlog, respectively, from acquired operations.
(n/a) Percentage change is not applicable. We entered Colorado in August 2001 when we acquired Sanford Homes.

Year ended September 30,	2001		2000		1999
	Amount	% Change	Amount	% Change	Amount
Number of closings:					
Southeast Region:					
Georgia	406	110.4%	193	(15.0)%	227
North Carolina	933	4.0	897	(0.3)	900
South Carolina	516	(12.4)	589	15.7	509
Tennessee	611	45.5	420	(13.6)	486
Florida	948	3.4	917	(7.0)	986
Total Southeast	3,414	13.2	3,016	(3.0)	3,108
West Region:					
Arizona	1,024	(13.2)	1,180	(3.6)	1,224
California	1,800	22.0	1,475	15.7	1,275
Colorado	41	n/a	—	—	—
Nevada	547	45.9	375	4.7	358
Total West	3,412	12.6	3,030	6.1	2,857
Central Region:					
Texas	897	39.7	642	7.5	597
Mid-Atlantic Region:					
Maryland	338	(4.0)	352	15.0	306
New Jersey/Pennsylvania	304	38.2	220	4.3	211
Virginia	694	16.2	597	17.1	510
Total Mid-Atlantic	1,336	14.3	1,169	13.8	1,027
Total	9,059	15.3%	7,857	3.5%	7,589
Homebuilding Revenues (in thousands):					
Southeast Region	$ 605,860	17.0%	$ 517,879	(0.1)%	$ 518,589
West Region	703,196	17.6	597,990	13.5	526,931
Central Region	143,288	25.6	114,119	6.9	106,767
Mid-Atlantic Region	316,725	18.1	268,208	19.6	224,270
Total	$1,769,069	18.1%	$1,498,196	8.8%	$1,376,557
Average sales price per home closed (in thousands):					
Southeast Region	$ 177.5	3.4%	$ 171.7	2.9%	$ 166.9
West Region	206.1	4.4	197.4	7.0	184.4
Central Region	159.7	(10.2)	177.8	(0.6)	178.8
Mid-Atlantic Region	237.1	3.4	229.4	5.0	218.4
Company Average	195.3	2.4	190.7	5.1	181.4
Number of active subdivisions at year-end:					
Southeast Region	124	5.1%	118	6.3%	111
West Region	86	26.5	68	7.9	63
Central Region	31	10.7	28	7.7	26
Mid-Atlantic Region	40	(2.4)	41	0.0	41
Total	281	10.2%	255	5.8%	241

NEW ORDERS BY FISCAL YEAR:



1999 2000 2001

New Orders

	1999	2000	2001
■ Southeast	3,041	2,892	3,770
▨ West	2,900	3,393	3,810
☐ Central	485	695	1,022
▨ Mid-Atlantic	1,109	1,248	1,437
Total	7,535	8,228	10,039

New orders increased in each of the last two fiscal years over the prior year. The fiscal 2001 increase reflects order strength in all four of our regions. We believe that this increase in new orders was due to the reduction in interest rates, strong population growth fueling demand in the first-time buyer segment and gains in market share. New orders in the Southeast and Central regions were especially strong due to our commitment to the first-time buyer segment in these markets. Most of our new community openings in fiscal 2001 targeted this segment of the market. The overall increase in new orders in 2000 is attributable to the growth of the Mid-Atlantic region, entered via acquisition in December 1998, and to growth in the West region.

The fundamentals that drive sales activity are numerous and varied. On a macro level, low unemployment and low mortgage interest rates each contribute to a positive general homebuilding market environment. Our ability to stay ahead of changing customer preferences and local demographic trends with our product mix and to maintain adequate product supply (as measured by the number of active subdivisions) contributes locally to new order trends.

Backlog: The increases in unit backlog in each of the past two fiscal years reflect the favorable homebuilding environment driving new order activity. The average sales price of homes in backlog decreased at September 30, 2001, to $195,000 from $196,800 at September 30, 2000, due to our increased expansion in the first-time buyer segment, where sales prices are generally lower. The average sales price of homes in backlog at September 30, 2000, increased as compared to September 30, 1999, principally due to the growth in California and Virginia, markets which have higher prices than the overall average.



1999 2000 2001
$481.5 $576.5 $775.6

**Aggregate Sales Value
of Homes in Backlog**
(in millions)

1999 2000 2001
$188.2 $196.8 $195.0

**Average Sales Price
of Homes in Backlog**
(in thousands)

SEASONALITY AND QUARTERLY VARIABILITY:

Beazer's homebuilding operating cycle generally reflects escalating new order activity in our second and third fiscal quarters and higher closings in our third and fourth fiscal quarters. We believe that this seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions.

The following chart presents certain quarterly operating data for our last twelve fiscal quarters and is indicative of this seasonality.



New Orders

	1999	2000	2001
1st Q	1,349	1,505	1,798
2nd Q	2,358	2,539	3,028
3rd Q	2,134	2,190	2,873
4th Q	1,694	1,994	2,340

Closings

	1999	2000	2001
1st Q	1,396	1,611	1,842
2nd Q	1,801	1,749	1,874
3rd Q	1,961	1,979	2,276
4th Q	2,431	2,518	3,067

FINANCIAL RESULTS:

The following table provides additional details of revenues and certain expenses included in the Company's consolidated statements of operations (in thousands):

Year Ended September 30,	2001	2000	1999
Revenues:			
Homebuilding	$1,769,069	$1,498,196	$1,376,557
Land and lot sales	18,017	19,017	10,553
Mortgage origination	26,572	17,671	13,059
Intercompany elimination—mortgage	(8,481)	(7,019)	(6,095)
Total revenue	$1,805,177	$1,527,865	$1,394,074
Cost of home construction and land sales:			
Homebuilding	$1,438,101	$1,248,099	$1,151,460
Land and lot sales	14,595	14,838	8,077
Intercompany elimination—mortgage	(8,481)	(7,019)	(6,095)
Total cost of home construction and land sales	$1,444,215	$1,255,918	$1,153,442
Selling, general and administrative:			
Homebuilding operations	$ 190,551	$ 157,794	$ 145,201
Mortgage origination operations	14,947	10,826	8,162
Total selling, general and administrative	$ 205,498	$ 168,620	$ 153,363

REVENUES:





Total Revenues by Region
(in millions)

	Southeast	West	Central	Mid-Atlantic
☐ 1999	$518.6	$526.9	$106.8	$224.3
▨ 2000	$517.9	$598.0	$114.1	$268.2
■ 2001	$605.9	$703.2	$143.3	$316.7

Average Sales Price by Region
(in thousands)

	Southeast	West	Central	Mid-Atlantic
☐ 1999	$166.9	$184.4	$178.8	$218.4
▨ 2000	$171.7	$197.4	$177.8	$229.4
■ 2001	$177.5	$206.1	$159.7	$237.1

In fiscal 2001, we experienced revenue increases in all of our regions due to an increase in the number of home closings. The decrease in the average sales price of homes closed in the Central region is a result of our increased focus on the first-time buyer segment in Texas.

The increase in homebuilding revenues for fiscal 2000 compared to fiscal 1999 is the result of both an increase in the average price per home closed and an increase in the number of homes closed.

COST OF HOME CONSTRUCTION AND LAND SALES:



Cost of Home Construction and Land Sales:
(in thousands)

	1999	2000	2001
▨ Revenues	$1,394,074	$1,527,865	$1,805,177
■ Cost of home construction and land sales	$1,153,442	$1,255,918	$1,444,215
☐ Gross Margin	17.3%	17.8%	20.0%

The increase in gross margins in each of the last two fiscal years is the result of a strong housing market and the continued expansion of our profitability initiatives, specifically the sale of upgrades and options through design centers and the services of our mortgage origination operations. The gross margin on upgrades and options sold through our design centers are significantly higher than our base homebuilding business, generally averaging 25% to 30%. Mortgage origination operations contribute to gross margin improvements by directing payment of certain mortgage closing costs and discounts to BMC rather than a third-party lender. In addition, a strong general economic environment has allowed us to increase sales prices in most of our markets, while overall costs were stable.

We executed several land sales during the past three fiscal years, and we realized gross profits of $3.4 million, $4.2 million and $2.5 million on these land sales in fiscal 2001, 2000 and 1999, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:



1999	2000	2001
11.0%	11.0%	11.4%

During fiscal 2001, SG&A increased as a percentage of revenue due to higher management bonuses, the determination of which is related to the increase in profits rather than the increase in revenue, and increased insurance costs.

MORTGAGE ORIGINATION OPERATIONS:



1999   2000   2001

Number of Mortgages Originated

	1999	2000	2001
Total Closings	7,589	7,857	9,059
BMC Originations	3,896	4,887	6,172
Capture Rate	51%	62%	68%

During fiscal 2001, 2000 and 1999, we expanded our mortgage origination operations, resulting in a higher capture rate (Beazer Mortgage originations as a percentage of total home closings). During fiscal 2000, we opened a centralized processing center for our mortgage operations that we believe will contribute to increased efficiency in those operations in the future.

INCOME TAXES:

Income taxes for fiscal 2001, 2000 and 1999 were provided at the effective rate of 39.0% in each year. The principal difference between our effective rate and the U.S. Federal statutory rate is state income taxes.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Effective October 1, 2000, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Upon adoption of this statement, we held no derivative instruments and, accordingly, recorded no transition adjustment. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

We are exposed to fluctuations in interest rates. We enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001, we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on our $100 million four-year Term Loan. The Swap Agreements mature in December 2004, on the same day as our $100 million Term Loan.

The Swap Agreements have been designated as cash flow hedges and, accordingly, are recorded at fair value in our consolidated balance sheet and the related gains or losses are deferred in stockholders' equity, net of taxes, as a component of other comprehensive income. Amounts to be received or paid as a result of the Swap Agreements are accrued and recognized as adjustments to interest related to the designated debt. The net effect of this accounting on our operating results is that interest on the variable-rate debt is generally recorded based on fixed interest rates. No portion of these hedges was considered ineffective for the year ended September 30, 2001. We expect to reclassify $1.0 million, net of taxes of $0.6 million, from other comprehensive loss to interest expense over the next twelve months.

The effect of the Swap Agreements as of September 30, 2001, was to record an after-tax other comprehensive loss of $3.5 million. The estimated fair value of the Swap Agreements, based on current market rates, approximated $5.7 million at September 30, 2001, and is included in other liabilities.

FINANCIAL CONDITION AND LIQUIDITY:

In August 2001, we acquired the assets of the homebuilding operations of Sanford Homes of Colorado for approximately $68 million, of which $59 million was paid in cash and approximately $9 million for the assumption of accounts payable and accrued expenses. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been tentatively allocated to reflect the fair value of assets and liabilities acquired. The purchase price is subject to possible adjustment, which we expect to finalize in fiscal 2002. The acquisition was funded through cash generated from operations and a portion of the proceeds from a senior note offering.

At September 30, 2001, we had the following long-term debt (in thousands):

Debt	Due	Amount
8⅝% Senior Notes	May 2011	$200,000
8⅞% Senior Notes	April 2008	100,000
Term Loan	December 2004	100,000
Unamortized discount		(4,762)
Total		$395,238

During fiscal 2001, we renewed and extended our $250 million revolving credit facility. The new facility provides for up to $250 million of unsecured borrowings and bears interest at a fluctuating rate based upon the corporate base rate of interest announced by our lead bank, the federal funds rate or LIBOR. All outstanding borrowings under the facility will be due in September 2004. At September 30, 2001, we had no outstanding borrowings under the revolving credit facility. We fulfill our short-term cash requirements with cash generated from our operations and funds available from our unsecured revolving credit facility. Available borrowings under this credit facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2001, we had available borrowings of $207 million under the credit facility.

In December 2000, we entered into a $75 million four-year term loan with a group of banks (the "Term Loan"). The Term Loan was subsequently increased to $100 million during fiscal 2001. The Term Loan matures in December 2004 and bears interest at a fluctuating rate based upon the corporate base rate of interest announced by our lead bank, the federal funds rate or LIBOR (4.25% at September 30, 2001). The Term Loan contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the Term Loan. All proceeds from the Term Loan were used to pay down then outstanding borrowings under our $250 million revolving credit facility.

During fiscal 2001, we entered into Swap Agreements to manage interest costs and hedge against risks associated with fluctuating interest rates related to the Term Loan. These swaps effectively fix the interest rate (before spread) on the $100 million Term Loan as follows: $75 million is fixed at 5.925% per annum; $10 million is fixed at 5.17% per annum; $5 million is fixed at 5.50% per annum; and $10 million is fixed at 5.055% per annum. The Swap Agreements expire in December 2004, when the Term Loan matures.

In May 2001, we issued $200 million 8⅝% Senior Notes due May 2011 (the "8⅝% Senior Notes") at a price of 99.178% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅝% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅝% Senior Notes in whole or in part at any time after May 2006, initially at 104.3125% of the principal amount and declining to 100% of the principal amount after May 2009. A portion of such notes may also be redeemed prior to May 2004 under certain conditions. We used a portion of the proceeds from the issuance of the 8⅝% Senior Notes to redeem $115 million of our 9% Senior Notes which were due in March 2004. As a result of this redemption of the 9% Senior Notes, we recorded an extraordinary charge during fiscal 2001 of $1.2 million for the write-off of associated unamortized debt issuance costs.

We have also previously issued $100 million of 8⅞% Senior Notes due in April 2008 (the "8⅞% Senior Notes").

Interest on the 8⅞% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅞% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount and declining to 100% of the principal amount after March 2006.

All significant subsidiaries of Beazer Homes USA, Inc. are full and unconditional guarantors of the Senior Notes and our obligations under the credit facility and Term Loan, and are jointly and severally liable for our obligations under the Senior Notes, credit facility and Term Loan. Each significant subsidiary is a wholly owned subsidiary of Beazer, and Beazer has no independent assets or operations. Any subsidiaries of Beazer that are not guarantors are minor subsidiaries. Separate financial statements and other disclosures concerning each of the significant subsidiaries are not included, as the aggregate assets, liabilities, earnings and equity of the subsidiaries equal such amounts for the Company on a consolidated basis and separate subsidiary financial statements are not considered material to investors. The total assets, revenues and operating profit of the non-guarantor subsidiaries are in the aggregate immaterial to the Company on a consolidated basis. Neither the credit facility, Term Loan nor the Senior Notes restrict distributions to Beazer Homes USA, Inc. by its subsidiaries. At September 30, 2001, under the most restrictive covenants of each indenture, approximately $114.9 million of our retained earnings was available for cash dividends and for share repurchases.

During fiscal 2000, our Board of Directors approved a stock repurchase plan authorizing the purchase of up to 500,000 shares of our outstanding common stock. Using borrowings under our credit facility, we completed during fiscal 2000 the repurchase of 500,000 shares on the open market for an aggregate purchase price of $9.2 million.

We attempt to maintain approximately a three-year supply of land, with half or more controlled through options. At September 30, 2001, we controlled 30,759 lots (a 3.4 year supply based on fiscal 2001 closings), with 14,766 lots owned and 15,993 lots under option. At September 30, 2001, we had commitments with respect to option contracts with specific performance obligations of approximately $23.7 million. We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. As a result of the flexibility that these options provide us, upon a change in market conditions, we may renegotiate the terms of the options prior to their ultimate exercise.



Land Bank

		Lots
■	Optioned	15,993
■	Owned	14,766
	Total	30,759

In January 2000, we filed a $300 million universal shelf registration statement on Form S-3 with the Securities and Exchange Commission. Pursuant to the filing, we may, from time to time over an extended period, offer new debt or equity securities. This shelf registration allows us to expediently access capital markets periodically. Our $200 million 8⅝% Senior Notes were sold pursuant to this registration statement. The timing and amount of future offerings, if any, will depend on market and general business conditions.

We believe that our current borrowing capacity at September 30, 2001, and anticipated cash flows from operations is sufficient to meet liquidity needs for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS:

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 141 also prohibits the use of the pooling-of-interest method for all business combinations initiated after June 30, 2001.

SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles would not be amortized into results of operations, but instead would be reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles are determined to be greater than their fair value.

SFAS No. 142 is generally effective for fiscal years beginning after December 15, 2001; however, we are considering early adoption of this statement on October 1, 2001, the first day of our 2002 fiscal year, as permitted by the statement. The adoption of SFAS No. 142 would result in the discontinuation of amortization of goodwill recorded at September 30, 2001 of $0.8 million annually. We do not believe that any impairment charges will result from the adoption of this statement.

In addition, as required by SFAS No. 142 transition provisions, our August 2001 acquisitions have been accounted for under this new statement. Accordingly, goodwill of $7.6 million recorded in these acquisitions is not being amortized.

SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," issued in August 2001 addresses accounting for and reporting of the impairment or disposal of long-lived assets. We must adopt SFAS No. 144 on October 1, 2002, the beginning of fiscal 2003. Early adoption of this standard is permitted; however, we have not yet decided if we will adopt this standard prior to fiscal 2003. We expect that the adoption of SFAS No. 144 will not have a significant impact on our financial position or results of operations. However, SFAS No. 144 may modify the presentation of the operating results from abandoned or disposed markets in our statement of operations in the future.

MARKET RISKS FOR FINANCIAL INSTRUMENTS:

We are exposed to a number of market risks in the ordinary course of business. Our primary market risk exposure for financial instruments relates to fluctuations in interest rates. We do not believe that our exposure in this area is material to cash flows or earnings. During fiscal 2001, we entered into interest rate swap agreements with an aggregate notional amount of $100 million to manage our exposure to fluctuations in interest rates on our $100 million variable rate Term Loan maturing in December 2004. These swaps effectively fix the rate on this debt at 5.74%. We do not enter into or hold derivatives for trading or speculative purposes.

We have formally designated these agreements as cash flow hedges as discussed in Note 3 of the consolidated financial statements. The estimated fair value of the Swap Agreements, based on current market rates, approximated $5.7 million at September 30, 2001 and is included in other liabilities.

The estimated fair value of our fixed rate debt at September 30, 2001 was $291.5 million, compared to a carrying value of $300 million. In addition, the effect of a hypothetical one percentage point decrease in interest rates would increase the estimated fair value of the fixed rate debt instruments from $291.5 million to $295.5 million at September 30, 2001.

OUTLOOK:

We are optimistic about our prospects for fiscal 2002 and confident about our long-term prospects. As a result of increased backlog at September 30, 2001, we expect home closings to increase in fiscal 2002. Based upon these factors, we currently target achieving earnings of $9.00 per share for fiscal 2002. Over the long-term, we believe that projected population growth and household formation will drive demand for housing, especially in the growth states in which we operate. We continue to refine and improve the construction process with technology, invest in our people through education and explore new ways to expand our revenue base and reduce our costs using the Internet. All the while, we are maintaining financial discipline through the framework of our Value Created incentive plan. Our five-year plan, introduced in fiscal 1999, targeted earning $9.00 per diluted share by fiscal 2004. We now target achieving this level of earnings in fiscal 2002, two years earlier than our five-year plan.

Forward-Looking Statements
Beazer Homes USA, Inc.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain of the statements contained in this report, including those under "Outlook" and "Financial Condition," constitute "forward-looking statements" within the meaning of the federal securities laws. These statements include short-term and long-term targets for home closings and earnings per share. While we believe that these statements are accurate, our business is dependent upon general economic conditions and is subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. The most significant factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following:

- Economic changes nationally or in one of our local markets,

- Volatility of mortgage interest rates and inflation,

- Increased competition,

- Shortages of skilled labor or raw materials used in production of houses,

- Increased prices for labor, land and raw materials used in the production of houses,

- Increased land development costs on projects under development,

- Availibility and cost of general liability and other insurance to manage risks,

- Any delays in reacting to changing consumer preference in home design,

- Terrorist acts and other acts of war,

- Changes in consumer confidence,

- Delays or difficulties in implementing our initiatives to reduce our production and overhead cost structure,

- Delays in land development or home construction resulting from adverse weather conditions,

- Potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies,

- Other factors over which we have little or no control.

Consolidated Statements of Income
Beazer Homes USA, Inc.

(dollars in thousands, except per share amounts)

Year ended September 30,	2001	2000	1999
Total revenue	$1,805,177	$1,527,865	$1,394,074
Costs and expenses:			
Home construction and land sales	1,444,215	1,255,918	1,153,442
Amortization of previously capitalized interest	33,235	27,704	25,469
Selling, general and administrative	205,498	168,620	153,363
Operating income	122,229	75,623	61,800
Other income/(expense), net	1,721	(4,138)	(1,256)
Income before income taxes and extraordinary item	123,950	71,485	60,544
Provision for income taxes	48,341	27,879	23,610
Net income before extraordinary item	75,609	43,606	36,934
Extraordinary item—loss on early extinguishment of debt (net of taxes of $469)	(733)	—	—
Net income	$ 74,876	$ 43,606	$ 36,934
Dividends and other payments to preferred stockholders	$ —	$ —	$ 3,343
Weighted average number of shares (in thousands):			
Basic	8,145	8,254	7,320
Diluted	9,156	8,630	8,895
Basic earnings per share:			
Net income before extraordinary item	$ 9.28	$ 5.28	$ 4.59
Extraordinary item	(0.09)	—	—
Net earnings	$ 9.19	$ 5.28	$ 4.59
Diluted earnings per share:			
Net income before extraordinary item	$ 8.26	$ 5.05	$ 4.15
Extraordinary item	(0.08)	—	—
Net earnings	$ 8.18	$ 5.05	$ 4.15

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Beazer Homes USA, Inc.

(dollars in thousands, except per share amounts)

September 30,	2001	2000
Assets:		
Cash and cash equivalents	$ 41,678	$ —
Accounts receivable	38,921	23,087
Inventory	844,737	629,663
Deferred tax asset	19,640	9,506
Property, plant and equipment, net	12,586	12,206
Goodwill, net	14,094	7,250
Other assets	23,633	14,516
Total Assets	$995,289	$696,228
Liabilities and Stockholders' Equity:		
Liabilities:		
Trade accounts payable	$ 70,893	$ 72,212
Other liabilities	177,963	101,129
Revolving credit facility	—	40,000
Term Loan	100,000	—
Senior Notes (net of discount of $4,762 and $2,651, respectively)	295,238	212,349
Total Liabilities	644,094	425,690
Stockholders' Equity:		
Preferred stock (par value $.01 per share, 5,000,000 shares authorized, no shares issued)	—	—
Common stock (par value $.01 per share, 30,000,000 shares authorized, 12,422,935 and 12,275,851 issued, 8,623,931 and 8,483,824 outstanding)	124	123
Paid-in capital	202,121	195,134
Retained earnings	215,970	141,094
Treasury stock, at cost (3,799,004 and 3,792,027 shares)	(61,510)	(61,204)
Unearned restricted stock	(2,027)	(4,609)
Accumulated other comprehensive loss	(3,483)	—
Total Stockholders' Equity	351,195	270,538
Total Liabilities and Stockholders' Equity	$995,289	$696,228

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Beazer Homes USA, Inc.

(dollars in thousands)

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Restricted Stock	Accumulated Other Comprehensive Loss	Total
Balance, September 30, 1998 .	$ 20	$ 93	$192,729	$ 64,003	$(51,983)	$(5,638)	$ —	$199,224
Net income				36,934				36,934
Amortization of unearned restricted stock			138			933		1,071
Exercises of stock options . . .		1	202					203
Issuance of Bonus Stock		2	677					679
Dividends and other payments to preferred stockholders . .				(3,449)				(3,449)
Conversion and redemption of preferred stock	(20)	27	(7)					—
Other			789			(789)		—
Balance, September 30, 1999 .	—	123	194,528	97,488	(51,983)	(5,494)	—	234,662
Net income				43,606				43,606
Amortization of unearned restricted stock			240			1,140		1,380
Issuance of Bonus Stock			111					111
Purchase of treasury stock (500,000 shares)					(9,221)			(9,221)
Other			255			(255)		—
Balance, September 30, 2000 .	—	123	195,134	141,094	(61,204)	(4,609)	—	270,538
Comprehensive income:								
Net income				74,876				74,876
Unrealized loss on interest rate swaps, net of tax of $2,228							(3,483)	(3,483)
Total comprehensive income								71,393
Amortization of unearned restricted stock						2,926		2,926
Exercises of stock options . . .		1	2,286					2,287
Issuance of Bonus Stock			431			89		520
Tax benefit from stock transactions			3,837					3,837
Purchase of treasury stock (6,977 shares)					(306)			(306)
Other			433			(433)		—
Balance, September 30, 2001 .	$ —	$124	$202,121	$215,970	$(61,510)	$(2,027)	$(3,483)	$351,195

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Beazer Homes USA, Inc.

(dollars in thousands)

Year ended September 30,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 74,876	$ 43,606	$ 36,934
Adjustments to reconcile net income to net cash (used)/provided by operating activities:			
Depreciation and amortization	9,253	6,852	5,508
Loss on early extinguishment of debt	1,202	—	—
Provision for deferred income taxes	(7,906)	(3,792)	(2,431)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Increase in accounts receivable	(15,814)	(1,671)	(4,467)
Increase in inventory	(153,668)	(97,104)	(23,129)
(Decrease)/increase in trade accounts payable	(26,676)	28,571	(8,382)
Increase in other liabilities	65,397	11,083	34,440
Change in book overdraft	20,095	(11,219)	(8,876)
Other	3,826	4,948	4,483
Net cash (used)/provided by operating activities	(29,415)	(18,726)	34,080
Cash flows from investing activities:			
Capital expenditures	(5,906)	(3,775)	(4,104)
Investments in unconsolidated joint ventures	(4,517)	(8,030)	(2,100)
Acquisitions, net of cash acquired	(62,412)	—	(91,800)
Net cash used by investing activities	(72,835)	(11,805)	(98,004)
Cash flows from financing activities:			
Change in revolving credit facility	(40,000)	40,000	—
Proceeds from Term Loan	100,000	—	—
Proceeds from issuance of 8⅝% Senior Notes	198,356	—	—
Redemption of 9% Senior Notes	(115,000)	—	—
Debt issuance costs	(5,246)	(248)	(438)
Proceeds from stock option exercises	2,287	—	203
Tax benefit related to stock options exercised	3,837	—	—
Dividends paid on preferred stock	—	—	(3,449)
Common share repurchases	(306)	(9,221)	—
Net cash provided/(used) by financing activities	143,928	30,531	(3,684)
Increase/(decrease) in cash and cash equivalents	41,678	—	(67,608)
Cash and cash equivalents at beginning of year	—	—	67,608
Cash and cash equivalents at end of year	$ 41,678	$ —	$ —
Supplemental cash flow information:			
Interest paid	$ 28,241	$ 29,244	$ 25,356
Income taxes paid	$ 38,288	$ 31,533	$ 25,909

See Notes to Consolidated Financial Statements.

36

Notes To Consolidated Financial Statements
  Beazer Homes USA, Inc.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Beazer Homes USA, Inc. is one of the ten largest single-family homebuilders in the United States based on number of homes closed. We design, sell and build single-family homes in 35 markets located in Arizona, California, Colorado, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corporation ("BMC"). In addition, we provide title services and homeowners and other insurance to our homebuyers.

Presentation—Our homebuilding operations conducted across several different geographic regions of the United States have similar characteristics; therefore, they have been aggregated into one reportable segment—the homebuilding segment.

The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents—We consider investments with maturities of three months or less when purchased to be cash equivalents. Book overdrafts of $20.1 million were included in trade accounts payable at September 30, 2000.

Inventory—Inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed on a straight line basis at rates based on estimated useful lives as follows:

Buildings	15 years
Machinery and equipment	3 - 12 years
Information systems	3 - 5 years
Furniture and fixtures	3 - 5 years

Goodwill—Goodwill represents the excess of the purchase price over the fair value of assets acquired and, for acquisitions completed by June 2001, is being amortized over a 15-year period. Goodwill arising from our August 2001 acquisitions (Note 2) is not being amortized. Amortization expense of goodwill was $801,000 for each of the three years ended September 30, 2001, 2000 and 1999. Associated accumulated amortization was $5,588,000 and $4,787,000 at September 30, 2001 and 2000, respectively. In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. The evaluation compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine whether a write-down to discounted cash flow value is required.

Other Assets—Other assets include prepaid expenses, debt issuance costs and investments in unconsolidated entities, including our interests in real estate development joint ventures in Maryland and northern Virginia.

We also have a non-controlling 49% equity method interest in Premier Communities, a joint venture with Corporacion GEO S.A. de C.V., a Mexican homebuilder, to build affordable housing in the United States. The joint venture is now in the process of winding down. Included in other expense for the year ended September 30, 2000, is a $3.3 million charge to write-off our then remaining impaired investment in the joint venture and to record our then expected obligation to fund certain letters of credit we issued to guarantee our share of the outstanding indebtedness of the joint venture. In addition to this charge, other expense includes $2.8 million for the year ended September 30, 2000 and $2.1 million for the year ended September 30, 1999, respectively, for our share of the joint venture's operating losses. At September 30, 2001, we had $0.4 million accrued for the winding down of the joint venture, which we anticipate will occur in fiscal 2002. We currently do not expect to record further charges relating to the winding down of the joint venture in the future.

Income Taxes—Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Other Liabilities—Other liabilities include homebuyer deposits, land purchase obligations, accrued compensation, accrued warranty costs and various other accrued expenses.

Income Recognition and Classification of Costs—Income from the sale of a residential unit or land parcel is recognized when the closing has occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

Fees paid to BMC from third-party lenders are recognized as revenue concurrent with the closing on the sale of the residential unit. All expenses of operating BMC are included in selling, general and administrative expense in the period incurred.

Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs generally range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred.

Advertising costs of $19,793,000, $16,545,000 and $14,349,000 for fiscal years 2001, 2000 and 1999, respectively, are expensed as incurred.

Earnings Per Share—The computation of basic earnings per common share is determined by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share additionally gives effect (when dilutive) to stock options, stock awards, and the assumed conversion of convertible preferred stock.

Fair Value of Financial Instruments—The historical carrying amounts of cash and cash equivalents and our Term Loan (Note 8) are reasonable estimates of their fair value. The fair value of our publicly held Senior Notes (Note 9) is estimated based on the quoted bid prices for these debt instruments and was approximately $291.5 million at September 30, 2001. The fair values of our interest rate swaps, based on current market rates, approximated $5.7 million at September 30, 2001, and is included in other liabilities.

Stock-Based Compensation—As described in Note 14, we have elected to follow the intrinsic value method to account for compensation expense related to stock awards and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Since our stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized for these awards. Compensation expense related to restricted stock awards is determined at the date of grant, recorded as unearned compensation expense and amortized over the vesting period of the awarded shares. The unearned compensation expense related to such awards is reflected as a reduction of stockholders' equity.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain items in prior period financial statements have been reclassified to conform to the current presentation.

Recent Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 141 also prohibits the use of the pooling-of-interest method for all business combinations initiated after June 30, 2001.

SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles would not be amortized into results of operations, but instead would be reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles are determined to be greater than their fair value.

SFAS No. 142 is generally effective for fiscal years beginning after December 15, 2001; however, we are considering early adoption of this statement on October 1, 2001, the first day of our 2002 fiscal year, as permitted by the statement. The adoption of SFAS No. 142 would result in the discontinuation of amortization of goodwill recorded at September 30, 2001 of $0.8 million annually. We do not believe any impairment charges will result from the adoption of this statement.

In addition, as required by SFAS No. 142 transition provisions, our August 2001 acquisitions (Note 2) have been accounted for under this new statement. Accordingly, goodwill of $7.6 million recorded in these acquisitions is not being amortized.

SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," issued in August 2001 addresses accounting for and reporting of the impairment or disposal of long-lived assets. We must adopt SFAS No. 144 on October 1, 2002, the beginning of fiscal 2003. Early adoption of this standard is permitted; however, we have not yet decided if we will adopt this standard prior to fiscal 2003. We expect that the adoption of SFAS No. 144 will not have a significant impact on our financial position or results of operations. However, SFAS No. 144 may modify the presentation of the operating results from abandoned or disposed markets in our statement of operations in the future.

(2) ACQUISITIONS

In August 2001, we acquired certain assets and assumed certain liabilities (approximately $9 million) of Sanford Homes of Colorado for approximately $59 million in cash. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been tentatively allocated to reflect the fair value of assets and liabilities acquired. This acquisition resulted in $6.9 million of goodwill and $1 million of other intangible assets; however, as discussed in Note 1, this goodwill recorded will not be amortized as a result of SFAS No. 142 transition provisions.

The following unaudited pro forma financial data (in thousands, except per share amounts) gives effect to our acquisition of Sanford Homes as if it had occurred on October 1, 1999. The pro forma financial data is provided for comparative purposes only and is not necessarily indicative of the results which would have been obtained if the Sanford Homes acquisition had been effected at that date.

Year ended September 30,	2001	2000
Total revenues	$1,910,231	$1,666,026
Net income	82,478	47,458
Net income per share		
Basic	$ 10.13	$ 5.75
Diluted	9.01	5.50

In addition, in August 2001 we acquired certain assets of a homebuilder in Jacksonville, Florida, for approximately $3 million resulting in $0.7 million of goodwill.

In December 1998, we acquired the assets and assumed certain liabilities (approximately $22 million) of the homebuilding operations of Trafalgar House Property, Inc. ("THPI") for approximately $90 million in cash. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired. This resulted in no goodwill.

(3) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective October 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Upon adoption of this statement, we held no derivative instruments and, accordingly, recorded no transition adjustment. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the income statement when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

We are exposed to fluctuations in interest rates. We enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001, we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on our $100 million four-year Term Loan (Note 8). The Swap Agreements mature in December 2004, on the same day as our $100 million Term Loan.

The Swap Agreements have been designated as cash flow hedges and, accordingly, are recorded at fair value in our consolidated balance sheet and the related gains or losses are deferred in stockholders' equity, net of taxes, as a component of other comprehensive income. Amounts to be received or paid as a result of the Swap Agreements are accrued and recognized as adjustments to interest related to the designated debt. The net effect of this accounting on our operating results is that interest on the variable-rate debt is generally recorded based on fixed interest rates. No portion of these hedges was considered ineffective for the year ended September 30, 2001. We expect to reclassify $1.0 million, net of taxes of $0.6 million, from other comprehensive loss to interest expense over the next twelve months.

The effect of the Swap Agreements as of September 30, 2001, was to record an after-tax other comprehensive loss of $3.5 million. The estimated fair value of the Swap Agreements, based on current market rates, approximated $5.7 million at September 30, 2001, and is included in other liabilities.

(4) INVENTORY

Inventory includes (in thousands):

September 30,	2001	2000
Homes under construction	$435,856	$290,277
Development projects in progress	338,401	283,563
Unimproved land held for future development	22,417	12,325
Model homes	48,063	43,498
Total	$844,737	$629,663

Homes under construction include homes finished and ready for delivery and homes in various stages of construction. We had 264 ($45.9 million) and 296 ($41.8 million) completed homes that were not subject to a sales contract, not including model homes, at September 30, 2001, and 2000, respectively.

Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

Inventory located in California, the state with our largest concentration of inventory, was $203.8 million and $150.5 million at September 30, 2001, and 2000, respectively.

We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, which aggregated approximately $15.1 million and $17.8 million at September 30, 2001, and 2000, respectively, and are included in development projects in process. Under option contracts, both with and without specific performance, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Below is a summary of amounts (in thousands) committed under all options at September 30, 2001:

	Aggregate Purchase Price of Options
Options with specific performance	$ 23,679
Options without specific performance	487,226
Total options	$510,905

(5) INTEREST

Information regarding interest (in thousands) is as follows:

Year Ended September 30,	2001	2000	1999
Capitalized interest in inventory, beginning of year:	$13,681	$10,488	$ 9,083
Interest incurred and capitalized	35,825	30,897	26,874
Capitalized interest amortized to cost of sales	(33,235)	(27,704)	(25,469)
Capitalized interest in inventory, end of the year:	$16,271	$13,681	$10,488

(6) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of (in thousands):

September 30,	2001	2000
Land and buildings	$ 967	$ 967
Leasehold improvements	2,962	2,063
Machinery and equipment	10,003	7,512
Information systems	13,009	11,403
Furniture and fixtures	4,915	4,518
	31,856	26,463
Less: Accumulated depreciation	19,270	14,257
Property, plant and equipment, net	$12,586	$12,206

(7) REVOLVING CREDIT FACILITY

We maintain a revolving line of credit with a group of banks. During fiscal 2001, we renewed and extended our $250 million revolving credit facility. The new credit facility provides for up to $250 million of unsecured borrowings. Borrowings under the credit facility generally bear interest at a fluctuating rate based upon the corporate base rate of interest announced by our lead bank, the federal funds rate or LIBOR. All outstanding borrowings will be due in September 2004. The credit facility contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the credit facility.

Available borrowings under the credit facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2001, we had no borrowings outstanding and had available borrowings of $207 million under the credit facility. At September 30, 2000, we had borrowings of $40 million outstanding under the credit facility at an average interest rate of 9.6%.

(8) TERM LOAN

In December 2000, we entered into a $75 million four-year term loan with a group of banks (the "Term Loan"). The Term Loan was subsequently increased to $100 million during fiscal 2001. The Term Loan matures in December 2004 and bears interest at a fluctuating rate based upon the corporate base rate of interest announced by our lead bank, the federal funds rate or LIBOR (4.25% at September 30, 2001). The Term Loan contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the Term Loan. All proceeds from the Term Loan were used to pay down then outstanding borrowings under our revolving credit facility.

As discussed in Note 3, we entered into Swap Agreements to manage interest costs and hedge against risks associated with fluctuating interest rates related to the Term Loan. As of September 30, 2001, we had entered into interest rate swaps to effectively fix the interest rate (before spread) on the $100 million Term Loan as follows: $75 million is fixed at 5.925% per annum; $10 million is fixed at 5.17% per annum; $5 million is fixed at 5.50% per annum; and $10 million is fixed at 5.055% per annum. The Swap Agreements expire in December 2004, when the Term Loan matures.

(9) SENIOR NOTES

In May 2001, we issued $200 million 8⅝% Senior Notes due May 2011 (the "8⅝% Senior Notes") at a price of 99.178% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅝% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅝% Senior Notes in whole or in part at any time after May 2006, initially at 104.3125% of the principal amount and declining to 100% of the principal amount after May 2009. A portion of such notes may also be redeemed prior to May 2004 under certain conditions. We used a portion of the proceeds from the issuance of the 8⅝% Senior Notes to redeem $115 million of our 9% Senior Notes which were due in March 2004. As a result of this redemption of the 9% Senior Notes, we recorded an extraordinary charge during fiscal 2001 of $1.2 million for the write-off of associated unamortized debt issuance costs.

We have also previously issued $100 million of 8⅞% Senior Notes due in April 2008 (the "8⅞% Senior Notes"). Interest on the 8⅞% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅞% Senior Notes in whole or in part at any time after March 2003, initially at 104.438% of the principal amount and declining to 100% of the principal amount after March 2006.

The 8⅝% Senior Notes and the 8⅞% Senior Notes are unsecured obligations ranking pari passu with all other existing and future senior indebtedness. All of our significant subsidiaries are full and unconditional guarantors of the Senior Notes and our obligations under the credit facility and Term Loan, and are jointly and severally liable for obligations under the Senior Notes, credit facility and Term Loan. Each significant subsidiary is a wholly owned subsidiary of Beazer, and Beazer has no independent assets or operations. Any subsidiaries of Beazer that are not guarantors are minor subsidiaries.

The indentures under which the 8⅝% Senior Notes and the 8⅞% Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2001, under the most restrictive covenants of each indenture, approximately $114.9 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

(10) INCOME TAXES

The provision for income taxes, before extraordinary item, consists of (in thousands):

Year Ended September 30,	2001	2000	1999
Current:			
Federal	$49,323	$28,448	$23,013
State	8,015	3,965	3,440
Deferred	(8,997)	(4,534)	(2,843)
Total	$48,341	$27,879	$23,610

The provision for income taxes, before extraordinary item, differs from the amount computed by applying the federal income tax statutory rate as follows (in thousands):

Year Ended September 30,	2001	2000	1999
Income tax computed at statutory rate	$43,383	$25,020	$21,189
State income taxes, net of federal benefit	4,734	2,615	2,236
Goodwill amortization	189	189	189
Other	35	55	(4)
Total	$48,341	$27,879	$23,610

Deferred tax assets and liabilities are composed of the following (in thousands):

September 30,	2001	2000
Deferred Tax Assets:		
Warranty, litigation and other reserves	$10,071	$5,151
Incentive compensation	5,732	2,789
Inventory valuation	157	848
Property, equipment and other assets	805	—
Interest rate swaps	2,229	—
Other	646	1,859
Total Deferred Tax Assets	19,640	10,647
Deferred Tax Liabilities:		
Property, equipment and other	—	(1,141)
Net Deferred Tax Assets	$19,640	$9,506

We believe that based upon our history of profitable operations, it is more likely than not that our net deferred tax asset will be realized.

(11) LEASES

We are obligated under various noncancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $7,569,000, $5,992,000 and $5,381,000 for the years ended September 30, 2001, 2000 and 1999, respectively. As of September 30,

2001, future minimum lease payments under noncancelable operating lease agreements are as follows (in thousands):

Year Ending September 30,	
2002	$ 5,446
2003	4,418
2004	3,710
2005	2,732
2006	1,650
Thereafter	1,162
Total	$19,118

(12) STOCKHOLDERS' EQUITY

Preferred Stock—During fiscal 1999, we induced the conversion of our then outstanding preferred stock into common stock and redeemed unconverted shares for cash. We currently have no shares of preferred stock outstanding.

Common Stock Repurchase Plan—In November 1999, our Board of Directors approved a new stock repurchase plan authorizing the purchase of up to 500,000 shares of our outstanding common stock. During fiscal 2000 we completed the plan and repurchased 500,000 shares on the open market for an aggregate purchase price of $9.2 million (average price of $18.38 per share).

Shareholder Rights Plan—In June 1996, our Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), of the Company. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of our outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80 per one hundredth of a Junior Preferred Share subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then-current exercise price, a number of shares of our common stock having a market value of twice such price or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the Right.

The Rights are redeemable and may be amended at our option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of the Company. The Rights expire in June 2006.

(13) EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

Year Ended September 30,	2001	2000	1999
Earnings:			
Net income before extraordinary item	$75,609	$43,606	$36,934
Extraordinary loss on early extinguishment of debt	(733)	—	—
Net income	74,876	43,606	36,934
Less: Dividends and other payments to preferred stockholders	—	—	3,343
Net income applicable to common stockholders	$74,876	$43,606	$33,591
Basic:			
Net income applicable to common stockholders	$74,876	$43,606	$33,591
Weighted average number of common shares outstanding	8,145	8,254	7,320
Basic earnings per share before extraordinary item	$ 9.28	$ 5.28	$ 4.59
Extraordinary item per share	(0.09)	—	—
Basic earnings per share	$ 9.19	$ 5.28	$ 4.59
Diluted:			
Net income applicable to common stockholders	$74,876	$43,606	$33,591
Add back: Payments to preferred stockholders	—	—	3,343
Adjusted net income applicable to common stockholders	$74,876	$43,606	$36,934
Weighted average number of common shares outstanding	8,145	8,254	7,320
Effect of dilutive securities:			
Assumed conversion of			
Preferred stock	—	—	1,232
Restricted stock	493	298	254
Options to acquire common stock	518	78	89
Diluted weighted average number of common shares outstanding	9,156	8,630	8,895
Diluted earnings per share before extraordinary item	$ 8.26	$ 5.05	$ 4.15
Extraordinary item per share	(0.08)	—	—
Diluted earnings per share	$ 8.18	$ 5.05	$ 4.15

Options to purchase 276,370 and 18,000 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 2000, and 1999, respectively, because the options' exercise price was greater than the average market price of the common shares during those years.

(14) RETIREMENT PLAN AND INCENTIVE AWARDS

401(k) Retirement Plan—We sponsor a 401(k) Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one month of service with us. Participants may defer and contribute to the Plan from 1% to 17% of their salary with certain limitations on highly compensated individuals. We match 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while our contributions vest over five years. Our total contributions for the years ended September 30, 2001, 2000 and 1999 were approximately $1,632,000, $1,555,000 and $1,496,000, respectively.

Stock Incentive Plans—During fiscal 2000, we adopted the 1999 Stock Incentive Plan (the "1999 Plan") which replaced the 1994 Stock Incentive Plan (the "1994 Plan"). We also have the Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"). At September 30, 2001, we had reserved 2,275,000 shares of common stock for issuance under our various stock incentive plans and have 172,664 shares available for future grants.

Stock Option Awards—We have issued several stock option awards to officers and key employees under both the 1999 Plan and the 1994 Plan and to non-employee directors under the Non-Employee Director Plan. Stock options are generally exercisable at the fair market value on the grant date and may be exercised between 3-10 years from the date such options were granted.

Stock Option Awards—Information regarding activity under our stock option plans is summarized as follows:

	Year ended September 30,					
	2001		**2000**		**1999**	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of year	1,369,290	$19.37	806,000	$18.50	808,500	$18.39
Granted	—	—	564,643	20.64	18,000	23.13
Exercised.	(134,000)	17.02	—	—	(20,500)	17.51
Forfeited	(4,750)	20.19	(1,353)	17.75	—	—
Options outstanding at end of year	1,230,540	$19.62	1,369,290	$19.37	806,000	$18.50
Options exercisable at end of year	649,250	$18.63	540,000	$17.53	325,500	$15.93

The following table summarizes information about stock options outstanding and exercisable at September 30, 2001:

	Stock Options Outstanding			**Stock Options Exercisable**	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Contractual Remaining Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable**	**Weighted Average Exercise Price**
$13-$16	107,000	3	$14.28	107,000	$14.28
$16-$19	429,920	7	17.64	125,000	$17.38
$19-$22	417,250	6	20.12	417,250	$20.12
$22-$25	276,370	9	24.00	—	—

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for our stock option plans and, accordingly, no compensation cost has been recognized for stock options in the accompanying financial statements. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosure of pro forma net earnings and pro forma net earnings per share as if the fair value based method had been applied in measuring compensation expense for awards granted since 1996. Reported and such pro forma net earnings (in thousands) and net income per share amounts are set forth below:

Year Ended September 30,	**2001**	**2000**	**1999**
Reported:			
Net income	$74,876	$43,606	$36,934
Basic net income per share	$ 9.19	$ 5.28	$ 4.59
Diluted net income per share	8.18	5.05	4.15
Pro forma:			
Net income	$73,437	$42,397	$35,992
Basic net income per share	$ 9.02	$ 5.14	$ 4.46
Diluted net income per share	8.02	4.91	4.04

The weighted average fair value of each option granted during the years ended September 30, 2000 and 1999 was $10.08 and $11.61, respectively. There were no options granted during fiscal 2001.

The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

Year Ended September 30,	2000	1999
Expected volatility	33.3%	37.6%
Expected dividend yield	none	none
Risk-free interest rate	6.5%	5.5%
Expected life (in years)	7.0	7.0

Other Stock Awards—We have made several restricted stock awards to officers and key employees under both the 1999 Plan and the 1994 Plan. All restricted stock is awarded in the name of each participant, who has all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards are considered outstanding shares. Compensation expense recognized for such awards totaled $2,926,000, $1,140,000 and $933,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Activity relating to restricted stock awards is summarized as follows:

Year Ended September 30,	2001	2000	1999
Restricted shares, beginning of year	381,624	381,624	371,624
Shares awarded	—	—	18,000
Shares forfeited	(4,820)	—	(4,226)
Shares vested	(242,179)	—	(3,774)
Restricted shares, end of year	134,625	381,624	381,624

We have an incentive compensation plan (called the Value Created Incentive Plan) modeled under the concepts of economic profit or economic value added. Participants may receive a portion of their earned annual incentive compensation under the plan in our common stock (the "Bonus Stock"). Such shares are issued after a three-year vesting period at a discount to the stock's market value at the time the bonus is earned. Should the participant's employment terminate during the vesting period, the deferred incentive compensation is settled in cash or cash and stock, depending on the cause of termination.

Activity relating to Bonus Stock is as follows:

Year Ended September 30,	2001	2000	1999
Bonus Stock issuable, beginning of year	227,713	191,578	118,408
Shares awarded	47,504	52,128	119,604
Shares forfeited	(10,598)	(1,867)	(1,276)
Shares vested and issued	(27,257)	(14,126)	(45,158)
Bonus Stock issuable, end of year	237,362	227,713	191,578

Employee Receivables—Included in accounts receivable are notes receivable from certain key employees of $1.8 million and $0.3 million at September 30, 2001 and 2000, respectively. the loans were made to assist these employees with their tax obligations upon vesting of certain restricted stock awards. Such notes bear interest at market rates as determined by the Board of Directors. the notes are full recourse, collateralized by shares of our stock owned by the employees, and due upon the sale of such shares, or ten years, whichever occurs first.

(15) CONTINGENCIES

We had outstanding letters of credit and performance bonds of approximately $31.9 million and $202.9 million, respectively, at September 30, 2001, related principally to our obligations to local governments to construct roads and other improvements in various developments. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

We are a defendant or plaintiff in various legal actions which have arisen in the normal course of business, the most significant of which relate to construction defects and product liability. In our opinion, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

Independent Auditors' Report
Beazer Homes USA, Inc.

To the Board of Directors and Stockholders of
Beazer Homes USA, Inc.

We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beazer Homes USA, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
November 2, 2001

Summarized Quarterly Financial Information (unaudited):
  Beazer Homes USA, Inc.

Quarter ended	September 30	June 30	March 31	December 31
	(dollars in thousands, except per share data)			
Fiscal 2001:				
Total revenue	$617,005	$448,825	$374,297	$365,050
Operating income	38,278	31,885	29,074	22,992
Net income before extraordinary item	23,845	19,925	17,507	14,332
Extraordinary item—loss on early extinguishment of debt	—	(733)	—	—
Net income	23,845	19,192	17,507	14,332
Basic earnings per share:				
Net income before extraordinary item	$ 2.90	$ 2.43	$ 2.15	$ 1.77
Extraordinary item	—	(0.09)	—	—
Net earnings	$ 2.90	$ 2.34	$ 2.15	$ 1.77
Diluted earnings per share:				
Net income before extraordinary item	$ 2.56	$ 2.15	$ 1.92	$ 1.61
Extraordinary item	—	(0.08)	—	—
Net earnings	$ 2.56	$ 2.07	$ 1.92	$ 1.61
Fiscal 2000:				
Total revenue	$496,602	$389,557	$332,961	$308,745
Operating income	26,503	20,943	14,979	13,201
Net income	16,689	10,574	8,826	7,517
Net earnings per share:				
Basic	$ 2.06	$ 1.31	$ 1.06	$ 0.88
Diluted	1.94	1.26	1.02	0.85
Quarterly Stock Price Information:				
2001 Period:				
High	$ 79.35	$ 69.50	$ 57.77	$ 41.00
Low	41.50	37.75	33.69	25.69
2000 Period:				
High	$ 27.38	$ 22.19	$ 20.25	$ 20.75
Low	18.25	17.44	17.06	15.63

Selected Financial and Operating Data: 1993-2001
Beazer Homes USA, Inc.

Year ended September 30,	2001	2000	1999	1998	1997	1996	1995	1994	1993
FINANCIAL HIGHLIGHTS:									
Statement of Operations Data—									
Total revenue	$1,805,177	$1,527,865	$1,394,074	$977,409	$852,110	$866,627	$647,828	$536,526	$275,054
Earnings before interest and taxes ("EBIT")	157,185	99,189	86,013	56,525	33,051	45,327	32,188	37,169	22,713
Net income	74,876	43,606	36,934	23,201	11,189	18,266	11,352	16,468	16,046
Net earnings per share:									
Basic	$ 9.19	$ 5.28	$ 4.59	$ 3.27	$ 1.18	$ 2.24	$ 1.26	$ 1.78(1)	n/m
Diluted	8.18	5.05	4.15	2.66	1.15	2.01	1.23	1.76(1)	n/m
Balance Sheet Data at Year-End—									
Total assets	$ 995,289	$ 696,228	$ 594,568	$525,591	$399,595	$356,643	$345,240	$314,941	$245,349
Total debt	395,238	252,349	215,000	215,000	145,000	115,000	115,000	115,000	119,925
Stockholders' equity	351,195	270,538	234,662	199,224	179,286	178,701	164,544	150,406	95,595
Return Data—									
Return on average assets	18.6%	15.4%	15.4%	12.2%	8.7%	12.9%	9.8%	13.3%	14.6%
Return on average capital	24.8%	20.4%	19.9%	15.3%	10.7%	15.8%	11.8%	15.5%	20.8%
Return on average equity	24.1%	17.3%	17.0%	12.3%	6.3%	10.6%	7.2%	13.4%	16.6%
Book value per share (2)	$ 38.36	$ 31.35	$ 26.38	$ 22.82	$ 20.14	$ 19.64	$ 18.88	$ 16.31	n/m
OPERATING DATA:									
Number of new orders, net of cancellations—(3)									
Southeast Region	3,770	2,892	3,041	2,888	1,969	2,048	2,083	1,726	1,392
West Region	3,810	3,393	2,900	3,245	2,817	3,172	2,660	1,902	1,071
Central Region	1,022	695	485	749	765	401	98	—	—
Mid-Atlantic Region	1,437	1,248	1,109	—	—	—	—	48	80
Total	10,039	8,228	7,535	6,882	5,551	5,621	4,841	3,676	2,543
Backlog at end of year:									
Southeast Region	1,240	875	999	996	505	580	708	478	437
West Region	1,606	1,149	786	743	479	680	722	506	677
Central Region	384	259	206	318	208	166	53	—	—
Mid-Atlantic Region	747	646	567	—	—	—	1	3	74
Total	3,977	2,929	2,558	2,057	1,192	1,426	1,484	987	1,188
Number of closings:									
Southeast Region	3,414	3,016	3,108	2,493	2,044	2,212	1,853	1,734	1,312
West Region	3,412	3,030	2,857	2,981	3,018	3,343	2,444	2,073	775
Central Region	897	642	597	639	723	379	64	—	—
Mid-Atlantic Region	1,336	1,169	1,027	—	—	1	2	119	6
Total	9,059	7,857	7,589	6,113	5,785	5,935	4,363	3,926	2,093
Average sales price per home closed:	$ 195.3	$ 190.7	$ 181.4	$ 156.4	$ 146.8	$ 145.8	$ 148.5	$ 136.7	$ 131.4

n/m—Earnings and book value per share figures for periods prior to and including the Company's initial public offering are not meaningful.

(1) Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.

(2) Book value per share is calculated as stockholders' equity divided by diluted weighted average shares.

(3) New orders do not include homes in backlog from acquired operations.

At-A-Glance
Beazer Homes USA, Inc.

Southeast

We are optimistic about our opportunities to gain additional market share in Florida. Job growth and household formation remains strong in that state, fueled by both immigration and relocation from other states. We have developed strong positions in Tennessee and the Carolinas. We anticipate maintaining our positions in these markets and leveraging off the strong operations into satellite markets to expand volume opportunities. Having previously reduced our investment in Atlanta to improve our return on capital, we are now re-igniting growth in that market.

state	backlog at year-end 2001	FY 2001 closings	active subdivisions at year-end	average price of homes closed in FY 2001
Georgia	120	406	11	$146,000
North Carolina	189	933	34	148,800
South Carolina	119	516	10	133,200
Tennessee	275	611	20	200,100
Florida	537	948	49	228,600

Beazer Homes Florida—Ft.
  Myers
  11934 Fairway Lakes Drive
  Fort Myers, FL 33913

Beazer Homes Florida—
  Jacksonville
  12854 Kenan Drive
  Suite 100
  Jacksonville, FL 32258

Beazer Homes Florida—
  Tampa
  5911 Breckenridge Parkway
  Suite H
  Tampa, FL 33610

Beazer Homes Florida—
  Orlando
  215 N. Westmonte Drive
  Altamonte Springs, FL
  32714

Beazer Homes—Charlotte
  1300 S. Boulevard
  Suite K
  Charlotte, NC 28203-4265

Beazer Homes—Raleigh
  5811 Glenwood Avenue
  Suite 200
  Raleigh, NC 27612

Beazer Homes—Charleston
  7410 Northside Drive
  Suite 208
  N. Charleston, SC
  29420-4259

Beazer Homes—Columbia
  500 Lawand Drive
  Suite 208
  Columbia, SC 29210

Beazer Homes—Georgia
  3975 Johns Creek Court
  Suite 400
  Suwanee, GA 30024

Phillips Builders—Nashville
  2910 Kraft Drive
  Nashville, TN 37204

West

Each of our Western markets remains strong. We have seen strong growth in California, in both Sacramento and Southern California, and expect to continue to do so. Growth in the first-time buyer segment is especially strong in California. Our Arizona operations have been consistent performers in a strong Phoenix market. We anticipate that the market will remain robust, and we have the land bank to continue our profitable performance. The Las Vegas market continues to enjoy strong growth, and our operation there is now expanding to meet that growth. We entered Colorado in August 2001 through the acquisition of Sanford Homes.

state	backlog at year-end 2001	FY 2001 closings	active subdivisions at year-end	average price of homes closed in FY 2001
Arizona	532	1,024	27	$153,500
California	553	1,800	33	238,600
Colorado	195	41	14	441,500
Nevada	326	547	12	180,000

Beazer Homes California—
Southern California
1100 Town and Country
Road Suite 100
Orange, CA 92868

Sanford Homes Colorado—
Denver
7600 East Orchard Road
Suite 270-N
Greenwood Village, CO
80111

Beazer Homes California—
Northern California
3009 Douglas Boulevard
Suite 150
Roseville, CA 95661

Beazer Homes—Arizona
2005 W. 14th Street
Suite 100
Tempe, AZ 85281

Beazer Homes Nevada—
Las Vegas
4670 S. Fort Apache
Suite 200
Las Vegas, NV 89147

Central

Population and household growth are expected to continue in Texas, fueled by immigration. We expect to continue to expand in this state, focusing especially on affordability for the first-time buyer segment.

state	backlog at year-end 2001	FY 2001 closings	active subdivisions at year-end	average price of homes closed in FY 2001
Texas	384	897	31	$159,700

Beazer Homes Texas—
Dallas/Fort Worth
5900 West Plano Parkway
Suite 700
Plano, TX 75093

Beazer Homes Texas—
Houston
10235 West Little York
Suite 240
Houston, TX 77040

Mid-Atlantic

We are extremely pleased with the performance of our Mid-Atlantic region, entered in fiscal 1999 by acquisition. This region of the country, and the metropolitan Washington, D.C. market in particular, continues to outpace the nation in housing growth. We have continued to allocate more capital to the expansion of this region and anticipate continued growth and profitability during the next several years.

state	backlog at year-end 2001	FY 2001 closings	active subdivisions at year-end	average price of homes closed in FY 2001
Maryland	175	338	14	$227,300
New Jersey/ Pennsylvania	136	304	7	256,400
Virginia	436	694	19	233,400
Total	3,977	9,059	281	$195,300

Beazer Homes—Maryland
8965 Guilford Road
Suite 290
Columbia, MD 21046

Beazer Homes—New Jersey
250 Phillips Boulevard
Suite 290
Trenton, NJ 08618

Beazer Homes—Virginia
14901 Bogle Drive
Suite 100
Chantilly, VA 20151

Board of Directors
Beazer Homes USA, Inc.

Brian C. Beazer, 66, is the Non-Executive Chairman of Beazer's Board of Directors and has served as a Director of Beazer since its inception in November 1993. Mr. Beazer began work in the construction industry in the late 1950s. He served as Chief Executive Officer of Beazer PLC, a company organized under the laws of the United Kingdom, or its predecessors, from 1968 to 1991, and Chairman of that company from 1983 to the date of its acquisition by an indirect, wholly owned subsidiary of Hanson PLC (effective December 1, 1991). During that time, Beazer PLC expanded its activities to include homebuilding, quarrying, contracting and real-estate, and became an international group with annual revenue of approximately $3.4 billion, employing 28,000 people at December 1991. Mr. Beazer was educated at Cathedral School, Wells, Somerset, England. Mr. Beazer is also a director of Beazer Japan, Ltd., Seal Mint, Ltd., Jade Technologies Singapore Pte. Ltd., FSM Europe B.V., Electronic Convergence Technology Ltd., United Pacific Industries Ltd. and U.S. Industries, Inc., and is a private investor.

Thomas B. Howard, Jr., 73, was appointed a Director of Beazer on November 2, 1995. Mr. Howard held various positions with Gifford-Hill & Company, a construction and aggregates company, from 1969 to 1986 and served as its Chairman and Chief Executive Officer from 1986 to 1989. Gifford-Hill & Company was acquired by Beazer PLC in 1989 and Mr. Howard served as Chairman and Chief Executive Officer of the successor company until 1992. During the period from 1957 to 1969, Mr. Howard held various positions with Vulcan Materials Company. Mr. Howard holds a degree in Industrial Engineering from Georgia Institute of Technology. Mr. Howard currently serves on the Board of Trustees of the Methodist Hospitals Foundation and previously served as a Director of Lennox International, Inc., Director of the Dallas Chamber of Commerce and member of the Dallas Citizens Council.

Ian J. McCarthy, 48, is the President and Chief Executive Officer of Beazer and has served as a Director of Beazer since Beazer's initial public offering of common stock (the "IPO") in March 1994. Mr. McCarthy has served as President of predecessors of Beazer since January 1991, responsible for all United States residential homebuilding operations in that capacity. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand, becoming a Director of Beazer Far East and, from January 1980 to May 1981, was employed by Kier, Ltd., a company engaged in the United Kingdom construction industry, which became an indirect, wholly owned subsidiary of Beazer PLC. Mr. McCarthy is a Chartered Civil Engineer with a Bachelor of Science degree from The City University, London. Mr. McCarthy currently serves as a Director of HomeAid America's National Advisory Board.

George W. Mefferd, 74, has served as a Director of Beazer since the IPO. Mr. Mefferd had previously been retired since 1986. During the period from 1974 to 1986, Mr. Mefferd held various positions with Fluor Corporation, an engineering and construction company, including Senior Vice President—Finance, Treasurer, Group Vice President and Chief Financial Officer. Additionally, Mr. Mefferd served on Fluor Corporation's Executive Committee and Board of Directors. Mr. Mefferd earned a Bachelor of Science degree in Business Administration from the University of California, Los Angeles.

D.E. Mundell, 69, has served as a Director of Beazer since the IPO. Mr. Mundell is currently an advisor and Director of ORIX USA Corporation, a financial services company, and served as Chairman of ORIX from 1991 to 1999. During the period from 1959 to 1990, Mr. Mundell held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. Mr. Mundell attended the Royal Military College of Canada, McGill University and Harvard Business School. Mr. Mundell is also Chairman of Varian, Inc., and a Director of Stockton Holdings LTD and ORIX USA Corporation.

Larry T. Solari, 59, has served as a Director of Beazer since the IPO. From 1998 to 2001, Mr. Solari was the Chairman and CEO of BSI Holdings, Inc. in Carmel, California. Mr. Solari was the Chairman and CEO of Sequentia, Inc. from 1996 to 1997 and the President of the Building Materials Group of Domtar, Inc. from 1994 to 1996. Mr. Solari was the President of the Construction Products Group of Owens-Corning Fiberglas from 1986 to 1994. Mr. Solari held various other positions with Owens-Corning Fiberglas since 1966. Mr. Solari earned a Bachelor of Science degree in Industrial Management and a Master of Business Administration degree from San Jose State University and is a graduate of Stanford University's Management Program. Mr. Solari is a Director of Pacific Coast Building Products, Inc., Therma-Tru, Inc., Aneco, Inc., Listman Homes Technologies and Performance Contracting Group. Mr. Solari is a past Director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.

David S. Weiss, 41, is the Executive Vice President and Chief Financial Officer of Beazer and has served as a Director of Beazer since the IPO. Mr. Weiss served as the Assistant Corporate Controller of Hanson Industries, the United States arm of Hanson PLC, for the period from February 1993 to March 1994. Mr. Weiss was Manager of Financial Reporting for Colgate-Palmolive Company from November 1991 to February 1993 and was with the firm of Deloitte & Touche from 1982 to November 1991, at which time he served as a Senior Audit Manager. Mr. Weiss holds a Master of Business Administration degree from the Wharton School and undergraduate degrees in Accounting and English from the University of Pennsylvania. Mr. Weiss is a licensed Certified Public Accountant.

Operating and Corporate Management
  Beazer Homes USA, Inc.

OPERATING MANAGEMENT

			Years in Homebuilding	Years in Market
Southeast Region				
Florida	J. Marty Shaffer	Regional President, Florida Region	27	24
	William J. Mazar	Division President, Jacksonville Division	18	11
	Christin Cupp	Division President, Mid-Florida Division	19	19
	David G. Byrnes	Division President, Orlando Division	22	22
Georgia	James Parker	Division President, Georgia Division	12	8
North Carolina	Scott K. Thorson	Regional President, South Atlantic Region	18	7
	Robert J. Polanco	Division President, Raleigh Division	24	9
South Carolina	Frank L. Finlaw	Division President, Charleston Division	24	9
Tennessee	H. Eddie Phillips	Regional President, Phillips Builders—Nashville	34	34
West Region				
Arizona	Joseph C. Thompson	Regional President, Arizona Division	30	30
California . . .	Anthony R. Tonso	Regional President, Northern California Division	33	12
	Gerald A. Gates	Regional President, Southern California Division	29	24
Colorado	Peter H. Simons	Senior Division President, Colorado Division	13	1
Nevada	Kent A. Lay	Senior Division President, Nevada Division	19	9
Central Region				
Texas	Kurt S. Watzek	Senior Division President, Houston Division	24	24
	G. Michael Henry	Division President, Dallas Division	25	21
Mid-Atlantic Region				
Maryland	David L. Carney	Division President, Maryland Division	23	23
New Jersey	Michael J. Neill	Division President, New Jersey Division	24	15
Virginia	Donald W. Knutson	Regional President, Mid-Atlantic Region	15	10
		Average	22	16

CORPORATE MANAGEMENT

Ian J. McCarthy
    President & Chief Executive Officer
David S. Weiss
    Executive Vice President & Chief Financial Officer
Michael H. Furlow
    Executive Vice President & Chief Operating Officer
John Skelton
    Senior Vice President, Financial Planning
C. Lowell Ball, Esq.
    Senior Vice President, General Counsel
Michael T. Rand
    Vice President, Corporate Controller
Cory J. Boydston
    Vice President, Financial Services & Treasurer

Jonathan P. Smoke
    Vice President & Chief Technology Officer

Carla J. Collinge
    Vice President, Operations

Jennifer P. Jones
    Vice President, Human Resources
J. William Montgomery
    Vice President, Internal Audit
Marilyn E. Gardner
    Vice President, Sales & Marketing
Edmond G. Snider, Jr.
    Vice President, Training & Safety

Ron J. Kuhn
    President, Beazer Mortgage Corp.

60

Shareholder and Corporate Information
  Beazer Homes USA, Inc.

Corporate Headquarters
Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite B 200
Atlanta, Georgia 30342
Telephone: (404) 250-3420
www.beazer.com

General Counsel
C. Lowell Ball, Esq., Senior Vice President, General Counsel

Independent Auditors
Deloitte & Touche LLP

Inquiries
Individuals seeking financial data should contact David S. Weiss, Executive Vice President and Chief Financial Officer, or Lauren L. Bingham, Director of Financial Reporting and Investor Relations.

Others seeking information about the Company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.

Form 10-K
Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to David S. Weiss, Executive Vice President and Chief Financial Officer, or can be accessed @beazer.com.

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(212) 936-5100

Trading Information
Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange under the symbol "BZH." On December 10, 2001, the last reported sales price of the Company's common stock on the New York Stock Exchange was $71.76.

Duplicate Mailings
If you are receiving duplicate or unwanted copies of our publications, please contact American Stock Transfer & Trust Company at the number listed above or contact Lauren L. Bingham, Director of Financial Reporting and Investor Relations, at Beazer Homes.





BUILDING UP, GIVING BACK

Beazer's mission is not only to build communities, but also to give back to them. These efforts can be spontaneous ones. After the September 11th attacks, for instance, Beazer contributed $1 million to relief efforts and also matched employee donations with a 100% corporate match.

Commitment to HomeAid

The Company has a longstanding commitment and relationship with HomeAid America, a public-private partnership of homebuilders, community leaders and service providers. As a national sponsor, Beazer has been focused on expanding the program, which began in California, to its markets across the country. During 2001, the Company assisted with the organization's first projects in Dallas and Northern Virginia.

Dallas, Texas

In Dallas, Beazer served as the first builder captain to help Brighter Tomorrows, a local non-profit organization, expand its ability to provide a safe house for abused women and children. With the help of contractors and suppliers, Beazer and Brighter Tomorrows were able to construct a six-bedroom facility that can accommodate 13 adults and 22 children.

Vienna, Virginia

Beazer Homes Virginia was proud to lead the renovation and construction of the Alternative House in Vienna. This center is a short-term residential program and crisis intervention center for 13 to 17 year olds that serves over 250 teens annually. The construction project added an additional 2,200 square feet to the facility, enhancing its living and counseling capabilities.

As Beazer President and CEO Ian McCarthy notes, "We feel very fortunate that our news this year includes many positive developments for the Company and many positive actions on the part of our employees and partners to help those in need."





Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Road
Suite B 200
Atlanta, Georgia 30342

404.250.3420
www.beazer.com

BEAZER HOMES

2001 Annual Report